FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

September 22, 2005

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE
(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22
Providencia, Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F    X                       Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes         No    X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes           No    X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Items

1.	Press Release dated September 22, 2005, entitled, "Telefonica CTC Chile to Make Accounting Adjustment for Long Distance Business in Third Quarter 2005 Financial Results."

Item 1

News Release
FOR IMMEDIATE RELEASE

For more Information Contact:
Sofía Chellew - Verónica Gaete
M. José Rodríguez - Florencia Acosta
Telefónica CTC Chile
Tel: 562-691-3867
Fax: 562-691-2392
E-mail:
schelle@ctc.cl - vgaete@ctc.cl
mjrodri@ctc.cl - macosta@ctc.cl	Kevin Kirkeby The Global Consulting Group 1-646-2849416 E-mail: k.kirkeby@hfgcg.com

TELEFÓNICA CTC CHILE TO MAKE ACCOUNTING ADJUSTMENT FOR LONG DISTANCE BUSINESS IN THIRD QUARTER 2005 FINANCIAL RESULTS

Santiago, Chile – September 22, 2005 – Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") announced that its Long Distance business, operated through its subsidiary Telefónica Mundo S.A., will incur a net charge before taxes equivalent to US$16.9 million in the third quarter 2005 financial results attributable to international traffic.

The charge is based on a comprehensive study made in 2005 as part of the restructuring and segmentation process implemented by the Company and is related to the review and ongoing strengthening of internal controls and procedures.

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, broadband services, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, and value-added services.

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the year. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 22, 2005

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.
Name: Julio Covarrubias F.
Title: Chief Financial Officer